SECURITIES AND EXCHANGE COMMISSION

Washington, DC

FORM U-57

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed under Section 33 (a) of the

Public Utility Holding Company Act of 1935, as amended

WILMINGTON TRUST COMPANY,

not in its individual capacity,

but solely as Owner Trustee

by

FIRST FIDELITY INTERNATIONAL BANK

Head of Documentation

c/o Wachovia Securities Commercial Leasing Group

Mail Code NC0738

One Wachovia Center

Charlotte, North Carolina 28288

ITEM 1

Name and Business Address of the Entity Claiming Foreign Utility Company Status

Wilmington Trust Company, as Owner Trustee

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890-0001

Attention: Corporate Trust Administration

Description of the Facilities Used for the Generation, Transmission or Distribution of Electric Energy for Sale

Wilmington Trust Company, in its capacity as owner trustee of TP 2003 – A1 Owner Trust (“TP 2003 Trust”) will act as the lessor of a high voltage, AC electricity transmission network comprising 220kV, 110kV, and 50/66 kV substations, overhead transmission lines and supporting structures, the ancillary system comprising relays, meters and panel equipment that protect or monitor the electricity transmission system and certain real estate relating thereto (the “Network”) located on the South Island of New Zealand.

Ownership

The TP 2003 will lease the interest in the Network to NZ Power Cayman 2003 – 1 Limited (“Lessee”), a company incorporated in the Cayman Islands whose obligations under the lease are fully guaranteed by Transpower New Zealand Limited (“Transpower”), a limited liability company organized under New Zealand law. Lessee will sublease the interest in the Network to Halfway Bush Finance Limited, a subsidiary of Transpower, which will then lease its interests in the Network to Transpower. Transpower will be the operator of the Network.

TP 2003 Trust is a non-business trust established pursuant to the Owner Trust Agreement (TP 2003 – A1) dated as of December 11, 2003 between Wilmington Trust Company, a Delaware banking corporation, and First Fidelity International Bank, an Edge Act corporation organized under the laws of the United States (“First Fidelity”) which is an indirect, wholly owned subsidiary of Wachovia Corporation. The sole beneficial owner of the trust is First Fidelity.

ITEM 2

Domestic associate public-utility company and holding company

Other than Qualifying Facilities under the Public Utility Regulatory Policies Act and Exempt Wholesale Generators under Section 32 of the Public Utility Holding Company Act, Wilmington Trust Company has no ownership interest in, and does not operate, any facilities located within the United States used for the generation, transmission, or distribution of electric energy for sale or the distribution at retain of natural or manufactured gas for heat, light or power.

Furthermore, no domestic public-utility company is an associate company of Wilmington Trust Company, and no domestic public-utility company will become an associate company of Wilmington Trust Company by virtue of the lease arrangement described in this filing.

Exhibit A

Documents incorporated by reference

Not applicable

The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

FIRST FIDELITY INTERNATIONAL BANK

By:	/s/ Matthew B. Hamilton
Matthew B. Hamilton Senior Vice President

Date: December 11, 2003

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